UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .

Commission File Number 1-5924

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

88 East Broadway Boulevard
Tucson, Arizona 85701

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

* Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Tucson Electric Power Company 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ R&A CPAs, a professional corporation
R&A CPAs, a professional corporation

Tucson, Arizona
June 12, 2023
We have served as the Plan’s auditor since 2018.

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,
	2022	2021
ASSETS

Investments (at Fair Value)
Mutual Funds	$318,991	$408,435
Common/Collective Trust	13,319	17,782
Self-Directed Brokerage Accounts	20,488	30,020
Fortis Inc. Common Stock	1,131	1,049
Total Investments at Fair Value	353,929	457,286

Receivables
Employee 401(k) Deferral Contributions	—	491
Employer Match Contributions	—	292
Notes Receivable from Participants	7,791	8,499
Total Receivables	7,791	9,282

Net Assets Available for Benefits	$361,720	$466,568

The accompanying notes are an integral part of these financial statements.

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

Year Ended December 31,
2022
ADDITIONS:
Investment Income
Interest and Dividends	$6,072

Interest Income on Notes Receivable from Participants	505

Contributions
Employee 401(k) Deferral	18,759
Employer Match	7,958
Employee Rollover	1,645
Total Contributions	28,362
Total Additions	34,939

DEDUCTIONS:
Net Depreciation in Fair Value of Investments	94,856
Benefits Paid to Participants	44,644
Fee Expense	144
Administrative Expenses	143
Total Deductions	139,787

Net Increase (Decrease) in Net Assets Available for Benefits	(104,848)
Net Assets Available for Benefits, Beginning of Year	466,568
Net Assets Available for Benefits, End of Year	$361,720

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN
The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan originally effective in 2000. The Plan has been amended to comply with tax legislation and most recently restated effective January 1, 2022. All regular employees of Tucson Electric Power Company (Plan Sponsor) and participating subsidiaries of UNS Energy Corporation (UNS Electric, Inc. and UNS Gas, Inc.), the parent company of the Plan Sponsor (collectively, the Company), who are employed by the Company on or after January 1, 1985, are eligible to participate. UNS Energy is an indirect wholly-owned subsidiary of Fortis Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC), as amended.
Administration
The Company’s Pension Committee (the Plan Administrator), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as Trustee of all Plan investments. Fidelity Workplace Services LLC serves as recordkeeper for the Plan. Fees incurred by the Plan for investment management services are included in Net Depreciation in Fair Value of Investments on the Statement of Changes in Net Assets Available for Benefits as they are paid through revenue sharing, rather than direct payment. The Company funds the Plan’s other administrative costs recorded in Fee Expense on the Statement of Changes in Net Assets Available for Benefits, except for loan administrative fees and brokerage account fees. Loan administrative fees and brokerage account fees are paid directly by the participants out of their accounts and recorded as Administrative Expenses on the Statement of Changes in Net Assets Available for Benefits.
Contributions
The Plan includes a salary deferral arrangement allowed under Section 401(k) of the IRC. Eligible participants are permitted to elect up to 25% (50% for participants employed by UNS Electric, Inc. or UNS Gas, Inc.) of their compensation to be contributed as pre-tax 401(k) contributions to the Plan. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants are permitted to elect Roth (after-tax) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Contributions are subject to certain Internal Revenue Service (IRS) limitations.
Participants direct the investment of contributions into various investment options offered by the Plan. The Plan permits participants to direct up to 20% of their compensation deferral contributions into the Fortis Inc. common stock fund. Participants cannot contribute to the common stock fund if the contribution will increase the balance of common stock to greater than 20% of their account balance.
The Plan includes an auto-enrollment provision whereby all newly eligible employees, except those under certain collective bargaining agreements, are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation on a pre-tax basis and their contributions invested in a designated balanced fund until changed by the participant.
The Company may, at its discretion, make matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations, including the amount contributed to the Plan. For the Plan years ended December 31, 2022 and 2021, the Company made matching contributions: (i) to Tucson Electric Power Company unclassified employees of 100% of employee deferrals up to 4.5% of eligible compensation; (ii) to UNS Gas, Inc. and UNS Electric, Inc. unclassified employees of 50% of employee deferrals up to 6% of eligible compensation; and (iii) per applicable collective bargaining agreements for classified employees.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of Plan earnings or losses. Allocations are based on participant earnings, account balances, or participant transactions, as defined. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The allocation of administrative expense is made on a per capita basis. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS (Continued)
Vesting
Participants are 100% vested immediately in their contributions and matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms may not exceed five years, except notes used to purchase a principal residence, which may have a term up to 15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. When a participant fails to repay a note in full, the value of the participant’s account is immediately reduced by the amount of unpaid principal and interest and/or any distribution is reduced by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%.
Benefit Payments
Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in the form of a lump sum distribution. The Plan allows installment payments to participants with severance from employment after age 55 or those with severance of employment prior to age 55 that have attained age 59½ at the time of the distribution request. The Plan allows for in-service distributions if a participant reaches age 59½, as well as hardship distributions subject to Plan provisions. The Plan also allows participants to withdraw any amount of their rollover account at any time. If a participant terminates employment and the participant’s account balance does not exceed $1,000, the Plan Administrator will authorize the benefit payment without the participant’s consent.
Hardship Withdrawals
Participants may withdraw the vested portion of their individual account balance in the event of financial hardship due to an immediate and heavy financial need as defined in the plan document.
New Accounting Standards Issued and Not Yet Adopted
New authoritative accounting guidance issued by the Financial Accounting Standards Board was assessed and either determined to not be applicable or is expected to have an insignificant impact on the Plan and disclosures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America applicable to employee benefit plans subject to ERISA.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures about contingent assets and liabilities, as of the dates of the financial statements. Actual results may differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustees. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES TO FINANCIAL STATEMENTS (Continued)
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Loan fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make note repayments for any three-month period and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded based on the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Fee Income and Expenses
In the event that record-keeping revenue received in connection with plan services under revenue sharing arrangements exceeds agreed upon compensation levels, such excess revenue is deposited to a suspense account and allocated to accounts of eligible participants. Administrative expense refunds, and the corresponding administrative expenses, are recognized on a gross basis on the Statement of Changes in Net Assets Available for Benefits.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and benefit payments are charged directly to the participant’s account and are included in Administrative Expenses on the Statement of Changes in Net Assets Available for Benefits. Investment related expenses are included in Net Depreciation in Fair Value of Investments on the Statement on Changes in Net Assets Available for Benefits.
Subsequent Events
Management evaluated the impact of events and transactions that occurred after December 31, 2022, up to June 12, 2023, the date these financial statements were issued, for potential recognition or disclosure in the financial statements. The financial statements include all necessary adjustments and disclosures resulting from these evaluations.

NOTE 3. FAIR VALUE OF INVESTMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan has no investments categorized as Level 3. The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
–quoted prices for similar assets or liabilities in active markets;
–quoted prices for identical or similar assets or liabilities in inactive markets;
–inputs other than quoted prices that are observable for the asset or liability;
–inputs that are derived principally from or corroborated by observable market data by correlation or other means.
    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

NOTES TO FINANCIAL STATEMENTS (Continued)
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2022 and 2021.
•Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded;
•Common/Collective Trust: Valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner;
•Self-Directed Brokerage Accounts: Investments held in participant self-directed accounts are typically market-traded securities. As such, the statement value will be the price of the security’s last trade registered on the security’s market of record on the reporting date;
•Fortis Inc. Common Stock: Valued at the closing market price reported on the New York Stock Exchange. The Fortis Inc. common stock fund is comprised of shares of Fortis Inc. common stock as well as cash and cash equivalents to facilitate execution of daily transactions.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

(in thousands)	Level 1	Level 2	Total
	December 31, 2022
Mutual Funds	$318,991	$—	$318,991
Common/Collective Trust	—	13,319	13,319
Self-Directed Brokerage Accounts	20,488	—	20,488
Fortis Inc. Common Stock	1,131	—	1,131
Total Investments at Fair Value	$340,610	$13,319	$353,929

	December 31, 2021
Mutual Funds	$408,435	$—	$408,435
Common/Collective Trust	—	17,782	17,782
Self-Directed Brokerage Accounts	30,020	—	30,020
Fortis Inc. Common Stock	1,049	—	1,049
Total Investments at Fair Value	$439,504	$17,782	$457,286

NOTE 4. PLAN TAX STATUS
The Plan is placing reliance on an opinion letter received from the IRS dated September 6, 2017, indicating that the Plan is qualified under Section 401 of the IRC and is, therefore, not subject to tax under current income tax law. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan Administrator believes that the Plan is qualified and is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management does not believe any such uncertain positions exist. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTES TO FINANCIAL STATEMENTS (Concluded)
NOTE 5. PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, therefore, the investment transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in Net Depreciation in Fair Value of Investments on the Statement of Changes in Net Assets Available for Benefits, as they are paid through revenue sharing, rather than a direct payment.
Certain Plan investments consist of Fortis Inc. common stock which is administered by Fidelity Management Trust Company. These transactions qualify as party-in-interest transactions. As of December 31, 2022, the Plan held 28,216 shares of Fortis Inc. common stock with a cost basis of $1,132,939. As of December 31, 2021, the Plan held 21,713 shares of Fortis Inc. common stock with a cost basis of $814,460. During the year ended December 31, 2022, the Plan recorded dividend income from Fortis Inc. common stock of $34,035, which is included in Interest and Dividends on the Statement of Changes in Net Assets Available for Benefits.
All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE 6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits from the financial statements to Form 5500:

	December 31,
(in thousands)	2022	2021
Net Assets Available for Benefits	$361,720	$466,568
Deemed Distributions	(124)	(96)
Contributions for 2021, Received in 2022	—	(783)
Contributions for 2022, Received in 2023	—	—
Net Assets Available for Benefits per Form 5500	$361,596	$465,689
The following is a reconciliation of the Change in Net Assets Available for Benefits from the financial statements to Form 5500:

Year Ended December 31,
(in thousands)	2022
Net Increase (Decrease) in Net Assets Available for Benefits	$(104,848)
Deemed Distributions, Net	(3)
Previously Defaulted Loan Distributions	(25)
Contributions for 2021, Received in 2022	783
Contributions for 2022, Received in 2023	—
Net Increase (Decrease) per Form 5500	$(104,093)

SUPPLEMENTAL INFORMATION

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
E.I.N. 86-0062700 PLAN NO. 007
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
		Mutual Funds:
	Vanguard	Value Index		$3,582,201
	Vanguard	Growth Index		1,934,975
	Vanguard	Small Cap Index		486,639
	Vanguard	Small Cap Growth Index		680,748
	Vanguard	Small Cap Value Index		5,065,507
	Vanguard	Mid Cap Value Index		404,990
	Franklin	Utilities Fund Class R6		5,372,810
	Janus	Flexible Bond Fund Class N		8,292,865
	JPMorgan	Equity Income R6		13,825,906
*	Fidelity	U.S. Bond Index		10,192,019
*	Fidelity	500 Index		27,200,873
*	Fidelity	Mid Cap Index		2,183,394
*	Fidelity	International Index		5,641,319
*	Fidelity	Freedom Index Income		756,612
*	Fidelity	Freedom Index 2005		1,085,566
*	Fidelity	Freedom Index 2010		521,868
*	Fidelity	Freedom Index 2015		1,873,542
*	Fidelity	Freedom Index 2020		5,421,064
*	Fidelity	Freedom Index 2025		13,202,622
*	Fidelity	Freedom Index 2030		17,072,540
*	Fidelity	Freedom Index 2035		17,464,332
*	Fidelity	Freedom Index 2040		22,376,047
*	Fidelity	Freedom Index 2045		17,850,196
*	Fidelity	Freedom Index 2050		14,345,853
*	Fidelity	Freedom Index 2055		6,083,927
*	Fidelity	Freedom Index 2060		1,994,530
*	Fidelity	Freedom Index 2065		327,022
*	Fidelity	Small Cap Stock K6		3,190,689
*	Fidelity	Diversified International K6		9,464,348
*	Fidelity	Low-Priced Stock K6		10,345,092
*	Fidelity	Government Money Market Class K6		14,857,211
*	Fidelity	Mid Cap Growth Index		1,739,710
*	Fidelity	Growth Company K6		74,154,242
		Total Mutual Funds		318,991,259
		Common/Collective Fund:
*	Fidelity	Managed Income Portfolio Class 2		13,319,118
		Self-Directed Brokerage Accounts:
	Other	Brokerage Link Accounts		20,488,126
		Common Stock:
*	Fortis Inc.	Common Stock		1,130,861
		Notes Receivable from Participants:
*	Participant Loans	Ranges: Maturity less than one year to 15 years; Rates 5.25% to 10.25%; collateralized by participant accounts	$—	7,790,608
	Total Assets			$361,719,972
* Indicates party-in-interest
** Cost omitted for participant-directed accounts

EXHIBIT

EXHIBIT INDEX
Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tucson Electric Power Company 401(k) Plan

Date:	June 12, 2023	/s/ Martha B. Pritz
Martha B. Pritz
Sr. Director and Treasurer
Member of Pension Committee